

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Mingfei Liu
Chief Operating Officer
U-BX Technology Ltd.
Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People's Republic of China

> **Re: U-BX Technology Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed July 1, 2022**
> **File No. 333-262412**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our June 16, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed July 1, 2022

Cover page

1.    We note your response to prior comment 3 and disclosure that there were three cash transfers on separate dates in August 2021.  However, your tabular presentation added to your cover page and elsewhere lists two items described as transfer "No. 1" and transfer "No. 2."  Please clarify your tabular presentation to reflect the three transfers or advise.

2.    We note your disclosure that the holding company "pays for its operating expenses from funds received from its investors."  Please clarify whether these funds are from purchases of your ordinary shares by your investors or clarify whether there are other loan

agreements or financing arrangements whereby your investors have loaned you funds to pay your operating expenses.  Please advise or revise your disclosure accordingly.

Part II
Item 7, page II-1

3.  We note your response to prior comment 10.  We further note your revised disclosure indicating that transactions occurring on January 28, 2022 and February 28, 2022, which you note "were not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(a)(2)," were subsequently "registered on May 5, 2022." As this registration statement relates to your initial public offering of your ordinary shares and Item 7 describes issuances that you believe are exempt from registration under the Securities Act, please advise why you describe these issuances as "registered." Additionally, please disclose the consideration received for each issuance listed in Item 7, further to the prior comment.  Refer to Item 701(c) of Regulation S-K.

Exhibits

4.  Please advise why you removed prior Exhibit 10.15, the "English Translation of form Termination Agreement between Beijing Lianghua Technology Co., Limited and each shareholder of Youjiayoubao (Beijing) Technology Limited," as an exhibit to your registration statement.  Please include the agreement as an exhibit to your registration statement or advise.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    William S. Rosenstadt